SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)

RETALIX LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share

(Title of Class of Securities)

M8215W109

(CUSIP Number)

Avinoam Naor
1 Hashikma
P.O. Box 8
Savyon, Israel 56530
Telephone: +972-3-737-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2009

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M8215W109
1.	NAMES OF REPORTING PERSONS Boaz Dotan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.65%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes (i) 250,000 Ordinary Shares underlying currently exercisable warrants that are held by the Reporting Person and (ii) an additional 1,000,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by all other Reporting Persons, with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109
1.	NAMES OF REPORTING PERSONS Eli Gelman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.65%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes (i) 250,000 Ordinary Shares underlying currently exercisable warrants that are held by the Reporting Person and (ii) an additional 1,000,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by all other Reporting Persons, with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109
1.	NAMES OF REPORTING PERSONS Nehemia Lemelbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.65%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes (i) 250,000 Ordinary Shares underlying currently exercisable warrants that are held by the Reporting Person and (ii) an additional 1,000,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by all other Reporting Persons, with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109
1.	NAMES OF REPORTING PERSONS Avinoam Naor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.65%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes (i) 250,000 Ordinary Shares underlying currently exercisable warrants that are held by the Reporting Person and (ii) an additional 1,000,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by all other Reporting Persons, with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109
1.	NAMES OF REPORTING PERSONS Mario Segal
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.65%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes (i) 125,000 Ordinary Shares underlying currently exercisable warrants that are held by the Reporting Person and (ii) an additional 1,125,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by all other Reporting Persons, with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109
1.	NAMES OF REPORTING PERSONS M.R.S.G. (1999) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.65%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Includes (i) 125,000 Ordinary Shares underlying currently exercisable warrants that are held by the Reporting Person and (ii) an additional 1,125,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by all other Reporting Persons, with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

Item 1. Security and Issuer.

        This Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D filed on September 10, 2009 (the “Statement”) relates to the ordinary shares, par value NIS 1.0 per share (“Ordinary Shares”) of Retalix Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 10 Zarhin Street, Ra’anana 43000, Israel. All capitalized terms used herein and not otherwise defined shall have the meaning assigned thereto in the Statement. Except as amended and supplemented hereby, all information set forth in the various Items of the Statement is incorporated by reference in the corresponding Items of this Amendment.

        This Amendment is being filed by the Reporting Persons in order to report changes in their beneficial ownership of Ordinary Shares as a result of the consummation of the Transactions that had been described in the Statement. In particular, the Reporting Persons have acquired, in the aggregate, on November 19, 2009: (i) 3,612,804 Ordinary Shares directly from the Issuer, at a price of $9.10 per share, and warrants to purchase an additional 1,250,000 Ordinary Shares (the “Warrants”) in the Private Placement pursuant to the Retalix Share Purchase Agreement; (ii) the 566,740 Shaked Purchased Shares from Shaked, a founder of the Issuer, at a price of $12.00 per share, pursuant to the Shaked Purchase Agreement; and (iii) 1,513 Ordinary Shares from the Issuer’s public shareholders, at a price of $9.10 per share, pursuant to the Tender Offer that has been consummated by the Reporting Persons (all Ordinary Shares newly acquired as described in clauses (i), (ii) and (iii) above (excluding shares underlying the Warrants), collectively the “Newly Acquired Shares”). Beneficial ownership of (x) all of such Newly Acquired Shares, (y) the Ordinary Shares issuable upon exercise of the Warrants and (z) all other Ordinary Shares previously acquired and currently held by all of the Reporting Persons (whether held directly or via account managers), is shared amongst the Reporting Persons by virtue of the Oral Understandings (as described in Items 4 and 6 of the Statement).

        In addition, as of the date of this Amendment, each Reporting Person may also be deemed to continue to share beneficial ownership with respect to all Ordinary Shares held by Ronex, which, after consummation of the transactions contemplated under both the Shaked Purchase Agreement and the Cooper Purchase Agreement (as described further in Item 4 of the Statement), consist of 4,471,591 Ordinary Shares (the “Ronex Shares”), for which the Reporting Persons may be deemed to share voting and dispositive power due to the arrangements under the Shareholders Agreement (as described in Items 4 and 6 of the Statement).

Item 2. Identity and Background.

        The information set forth in Item 2 of the Statement is incorporated by reference in this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

        The personal funds of the Reporting Individuals (except, in the case of Mario Segal, for which the personal funds of Netta Segal, in trust for whom he holds the Ordinary Shares held by him) served as the source of funds for the Reporting Persons’ acquisition of the Newly Acquired Shares pursuant to the Transactions described in Item 1 above. In the case of the Reporting Entity, working capital of the Reporting Entity served as the source of funds for the acquisition of the Newly Acquired Shares acquired thereby. The funding of the acquisition of all Newly Acquired Shares pursuant to the Transactions was effected via an escrow arrangement, whereby the Reporting Persons deposited the maximum purchase price with respect to all of the Transactions with an independent escrow agent that had been instructed in advance to deliver appropriate funds to each seller of Ordinary Shares (i.e., the Issuer, in the case of the Private Placement; Shaked, in the case of the sale of the Shaked Purchased Shares; and the Issuer’s public shareholders (via the depositaries for the Tender Offer), in the case of the Tender Offer) without any further action required by the Reporting Persons. The Warrants were issued to the Reporting Persons for no additional consideration in the Private Placement pursuant to the Retalix Share Purchase Agreement.

Item 4. Purpose of Transaction.

        The Reporting Persons have consummated the Transactions described in the Statement and, as a result thereof, currently hold 20% of the issued and outstanding Ordinary Shares (excluding Ordinary Shares underlying the Warrants, and excluding Ordinary Shares held by Ronex, with respect to which the Reporting Persons may be deemed to share beneficial ownership due to the arrangements under the Shareholders Agreement).

        In addition, Ronex has consummated its purchase of (i) 466,739 of the Shaked Shares, pursuant to the Shaked Purchase Agreement, and (ii) all of the 751,485 Cooper Shares from Mr. Brian Cooper pursuant to the Cooper Purchase Agreement, in each case as described in the Statement.

        At the Annual General Meeting of the Issuer, which took place as described in the Statement, the Issuer’s shareholders approved, among other matters, the following matters provided for under the Shareholders Agreement: (i) the expansion of the maximum authorized size of the Board under the Issuer’s Articles of Association from ten to eleven directors, and (ii) the election thereto, effective as of the closing of the Transactions, of six (6) directors designated by the Reporting Persons (while five (5) directors (including two (2) external directors under the Israeli Companies Law) who had been designated by Ronex, were also elected at the Annual General Meeting and remain on the Board following such closing, as contemplated under the Shareholders Agreement). The Reporting Persons’ Board designees, whose service on the Board commenced effective as of the closing of the Transactions on November 19, 2009, consist of Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Avinoam Naor.

        As a result of the arrangements under the Shareholders Agreement and the Transactions, and, in part, as required for the issuance of Ordinary Shares pursuant to the Private Placement, the Issuer’s Memorandum of Association and Articles of Association have also been amended (as approved at the Annual General Meeting) in order to (i) allow for the election of Board members as of a future date (as occurred with respect to the Reporting Persons’ Board nominees, whose service on the Board only began effective as of the closing of the Transactions (despite having been elected at the Annual General Meeting, which occurred on an earlier date)) and (ii) increase the Issuer’s authorized share capital to NIS 50,000,000 divided into 50,000,000 Ordinary Shares.

        Except as otherwise described above (or as described in Item 4 of the Statement, which description is incorporated by reference in this Item 4), as of the filing of this Amendment, the Reporting Persons do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Ordinary Shares, or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s Articles of Association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary Shares to be delisted from the NASDAQ Global Select Market (or any other national securities exchange on which the Ordinary Shares may be listed in the future); (h) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        All calculations of beneficial ownership percentage in this Amendment are made on the basis of 24,019,501 outstanding Ordinary Shares of the Issuer as of the date hereof (based on information provided by the Issuer as of the closing of the Transactions).

    (a)        (i)     Boaz Dotan may be deemed to beneficially own 10,525,491 Ordinary Shares of the Issuer, in the aggregate, representing approximately 41.65% of the issued and outstanding share capital of the Issuer, of which: (w) 1,050,183 Ordinary Shares are actually held by Mr. Dotan (but for which he may be deemed to share voting and dispositive power with (A) the other Reporting Persons due to the Oral Understandings and (B) Ronex under the Shareholders Agreement); (x) 3,753,717 Ordinary Shares are held by the other Reporting Persons (with whom he may be deemed to share voting and dispositive power due to the Oral Understandings); (y) 4,471,591 Ordinary Shares constitute the Ronex Shares (for which he may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 1,250,000 Ordinary Shares are currently issuable under the Warrants, of which 250,000 Ordinary Shares are issuable under Warrants held by Mr. Dotan and an additional 1,000,000 Ordinary Shares are issuable under Warrants held by the other Reporting Persons, in the aggregate (but with respect to which he may be deemed to share voting and dispositive power due to the Oral Understandings). Mr. Dotan does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Dotan disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares (and Ordinary Shares underlying Warrants) directly held by him.

    (ii)        Eli Gelman may be deemed to beneficially own 10,525,491 Ordinary Shares of the Issuer, in the aggregate, representing approximately 41.65% of the issued and outstanding share capital of the Issuer, of which: (w) 603,167 Ordinary Shares are actually held by Mr. Gelman (but for which he may be deemed to share voting and dispositive power with (A) the other Reporting Persons due to the Oral Understandings and (B) Ronex under the Shareholders Agreement); (x) 4,200,733 Ordinary Shares are held by the other Reporting Persons (with whom he may be deemed to share voting and dispositive power due to the Oral Understandings); (y) 4,471,591 Ordinary Shares constitute the Ronex Shares (for which he may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 1,250,000 Ordinary Shares are currently issuable under the Warrants, of which 250,000 Ordinary Shares are issuable under Warrants held by Mr. Gelman and an additional 1,000,000 Ordinary Shares are issuable under Warrants held by the other Reporting Persons, in the aggregate (but with respect to which he may be deemed to share voting and dispositive power due to the Oral Understandings). Mr. Gelman does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Gelman disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares (and Ordinary Shares underlying Warrants) directly held by him.

    (iii)        Nehemia Lemelbaum may be deemed to beneficially own 10,525,491 Ordinary Shares of the Issuer, in the aggregate, representing approximately 41.65% of the issued and outstanding share capital of the Issuer, of which: (w) 1,050,183 Ordinary Shares are actually held by (or by account managers on behalf of) Mr. Lemelbaum (but for which he may be deemed to share voting and dispositive power with (A) the other Reporting Persons due to the Oral Understandings and (B) Ronex under the Shareholders Agreement); (x) 3,753,717 Ordinary Shares are held by the other Reporting Persons (with whom he may be deemed to share voting and dispositive power due to the Oral Understandings); (y) 4,471,591 Ordinary Shares constitute the Ronex Shares (for which he may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 1,250,000 Ordinary Shares are currently issuable under the Warrants, of which 250,000 Ordinary Shares are issuable under Warrants held by Mr. Lemelbaum and an additional 1,000,000 Ordinary Shares are issuable under Warrants held by the other Reporting Persons, in the aggregate (but with respect to which he may be deemed to share voting and dispositive power due to the Oral Understandings). Mr. Lemelbaum does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Lemelbaum disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares (and Ordinary Shares underlying Warrants) directly held by him.

    (iv)        Avinoam Naor may be deemed to beneficially own 10,525,491 Ordinary Shares of the Issuer, in the aggregate, representing approximately 41.65% of the issued and outstanding share capital of the Issuer, of which: (w) 1,050,183 Ordinary Shares are actually held by (or by account managers on behalf of) Mr. Naor (but for which he may be deemed to share voting and dispositive power with (A) the other Reporting Persons due to the Oral Understandings and (B) Ronex under the Shareholders Agreement); (x) 3,753,717 Ordinary Shares are held by the other Reporting Persons (with whom he may be deemed to share voting and dispositive power due to the Oral Understandings); (y) 4,471,591 Ordinary Shares constitute the Ronex Shares (for which he may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 1,250,000 Ordinary Shares are currently issuable under the Warrants, of which 250,000 Ordinary Shares are issuable under Warrants held by Mr. Naor and an additional 1,000,000 Ordinary Shares are issuable under Warrants held by the other Reporting Persons, in the aggregate (but with respect to which he may be deemed to share voting and dispositive power due to the Oral Understandings). Mr. Naor does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Naor disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares (and Ordinary Shares underlying Warrants) directly held by him.

    (v)        Mario Segal may be deemed to beneficially own 10,525,491 Ordinary Shares of the Issuer, in the aggregate, representing approximately 41.65% of the issued and outstanding share capital of the Issuer, of which: (w) 525,092 Ordinary Shares are held by Mr. Segal in trust for Netta Segal (who does not share voting or dispositive power concerning such shares)  and an additional 525,092 Ordinary Shares are held by M.R.S.G. (1999) Ltd., a company that is wholly owned by Mr. Segal (Mr. Segal may be deemed to share voting and dispositive power with respect to all such shares with (A) the other Reporting Persons due to the Oral Understandings, (B) Ronex under the Shareholders Agreement, and furthermore shares voting and dispositive power with respect to the shares held by M.R.S.G. (1999) Ltd. with M.R.S.G. (1999) Ltd. itself); (x) 3,753,717 Ordinary Shares are held by the other (other than M.R.S.G. (1999) Ltd.) Reporting Persons (with whom he may be deemed to share voting and dispositive power due to the Oral Understandings); (y) 4,471,591 Ordinary Shares constitute the Ronex Shares (for which he may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 1,250,000 Ordinary Shares are currently issuable under the Warrants, of which 125,000 Ordinary Shares are issuable under Warrants held by Mr. Segal in trust for Netta Segal (who does not share voting or dispositive power concerning such shares), 125,000 Ordinary Shares are issuable under Warrants held by M.R.S.G. (1999) Ltd., and an additional 1,000,000 Ordinary Shares are issuable under Warrants held by all other Reporting Persons (other than M.R.S.G. (1999) Ltd.), in the aggregate (but with respect to which he may be deemed to share voting and dispositive power due to the Oral Understandings). Mr. Segal does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Segal disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares (and Ordinary Shares underlying Warrants) directly held by him or by M.R.S.G. (1999) Ltd.

    (vi)        M.R.S.G. (1999) Ltd. may be deemed to beneficially own 10,525,491 Ordinary Shares of the Issuer, in the aggregate, representing approximately 41.65% of the issued and outstanding share capital of the Issuer, of which: (w) 525,092 Ordinary Shares are directly held by it (but for which it may be deemed to share voting and dispositive power with (A) Mr. Mario Segal, its sole shareholder, (B) the other Reporting Persons due to the Oral Understandings and (C) Ronex under the Shareholders Agreement); (x) 4,278,808 Ordinary Shares are held by the other Reporting Persons (with whom it shares voting and dispositive power due to the Oral Understandings); (y) 4,471,591 Ordinary Shares constitute the Ronex Shares (for which it may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 1,250,000 Ordinary Shares are currently issuable under the Warrants, of which 125,000 Ordinary Shares are issuable under Warrants held by M.R.S.G. (1999) Ltd. and an additional 1,125,000 Ordinary Shares are issuable under Warrants held by the other Reporting Persons, in the aggregate (but with respect to which it may be deemed to share voting and dispositive power due to the Oral Understandings). M.R.S.G. (1999) Ltd. does not possess sole power to vote and dispose of any such Ordinary Shares. M.R.S.G. (1999) Ltd. disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares (and Ordinary Shares underlying Warrants) directly held by it.

        Except for the foregoing, the Reporting Persons do not possess any beneficial ownership in any of the Issuer’s Ordinary Shares described in this Amendment.

    (b)        The Reporting Persons possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) above.

    (c)        Other than the Reporting Persons’ acquisition of (i) the Newly Acquired Shares and (ii) the Warrants pursuant to the Transactions, and (iii) beneficial ownership of the additional 1,218,224 Ronex Shares acquired by Ronex pursuant to the Shaked Purchase Agreement and the Cooper Purchase Agreement (with respect to which the Reporting Persons may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement), no transactions in securities of the Issuer have been effected during the last 60 days by any Reporting Person.

    (d)        Netta Segal has the right to receive dividends from, and the proceeds from the potential sale of, all of the (i) 525,092 Ordinary Shares and (ii) additional 125,000 Ordinary Shares underlying Warrants held, in each case, directly by Mario Segal.

    (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information set forth in Item 6 of the Statement is incorporated by reference in this Item 6, including, without limitation, the description of each of the following matters that continue to remain in effect following the consummation of the Transactions: (i) the grant to, and vesting in, the chairman of the board of directors of the Issuer of voting rights with respect to Ordinary Shares held by Shaked that exceed 2% of the issued share capital of the Issuer; (ii) the transfer restrictions applicable to Ordinary Shares and Warrants (and Ordinary Shares underlying the Warrants) acquired by the Reporting Persons under the Retalix Share Purchase Agreement; (iii) the transfer restrictions, right of first offer and voting provisions applicable to Ordinary Shares (and Ordinary Shares underlying Warrants) held by the Reporting Persons that have been agreed upon internally by and among the Reporting Persons under the Oral Understandings; (iv) the voting arrangements, right of first offer and tag-along rights provisions governing transfer of Ordinary Shares by the Reporting Persons and Ronex under the Shareholders Agreement; and (v) the demand registration rights and “piggyback” registration rights to which the Reporting Persons are entitled with respect to all Ordinary Shares, Ordinary Shares underlying Warrants and Ordinary Shares issued pursuant to any stock split, stock dividend, reclassification or similar adjustment events with respect to the foregoing shares, held by them, under the Registration Rights Agreement.

        Other than as described immediately above (including information incorporated in this Item 6 by reference to Item 6 of the Statement), as of the filing of this Amendment, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Shareholders Agreement, dated as of September 3, 2009, by and between the Reporting Persons, on the one hand, and Ronex Holdings, Limited Partnership, on the other hand (incorporated by reference to Exhibit 1 to the Statement)

Exhibit 2 – Share Purchase and Sale Agreement, dated as of September 3, 2009, by and among Mr. Barry Shaked, as seller, and the Reporting Persons and Ronex Holdings, Limited Partnership, as purchasers (incorporated by reference to Exhibit 2 to the Statement)

Exhibit 3 – Share Purchase Agreement, dated as of September 3, 2009, by and among the Issuer, the Reporting Persons, and Messrs. Eli Gelman and Avinoam Naor, as the investors’ representatives thereunder (incorporated by reference to Exhibit 4 to the Statement)

Exhibit 4 – Form of Registration Rights Agreement entered into by and among the Issuer and the Reporting Persons upon the closing of the Private Placement (incorporated by reference to Exhibit 5 to the Statement)

Exhibit 5 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

/s/ Boaz Dotan —————————————— Boaz Dotan

/s/ Eli Gelman —————————————— Eli Gelman

/s/ Nehemia Lemelbaum —————————————— Nehemia Lemelbaum

/s/ Avinoam Naor —————————————— Avinoam Naor

/s/ Mario Segal —————————————— Mario Segal

M.R.S.G. (1999) Ltd. By: /s/ Mario Segal —————————————— Name: Mario Segal Title: Authorized Signatory

Dated: November 23, 2009